EXHIBIT 99.1

Yamana Gold Provides Notice of Third Quarter 2022 Results and Notice of Meeting and Record Date for the Proposed Transaction With Gold Fields

TORONTO, Oct. 04, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) announces that it will release its operational and financial results for the third quarter of this year after the market closes on Thursday, October 27, 2022. The Company will host a conference call and webcast to review the results on Friday, October 28, 2022 at 9:00 a.m. Eastern Daylight Time.

Yamana further announces that it has filed the required notice setting a record and meeting dates in respect of the special meeting of shareholders to consider the previously announced proposed transaction with Gold Fields Limited (“Gold Fields”). The record date, which is the date of record for determination of shareholders entitled to receive notice of and vote at the special meeting of shareholders, is set as October 18, 2022 and the special meeting of shareholders will be convened on November 21, 2022. The Company had been advised that the Gold Fields shareholder meeting will be convened the day after on November 22, 2022.

The management information circular in respect of the Company’s shareholder meeting is expected to be mailed and posted following the record date. The Company expects that such mailing will be coincident with the availability of the Gold Fields management information circular.

Further details relating to the transaction and the shareholder meetings, including the location of the shareholder meetings and manner for voting, will be contained in the respective management information circulars.

Third Quarter 2022 Conference Call

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	2614947#
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6191894#

The conference call replay will be available from 12:00 p.m. EDT on October 29, 2022, until 11:59 p.m. EST on November 30, 2022.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000